[redacted]

03002116

SO 3/6/03

VF 3-5-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 8 2003
DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51080

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westcott Securities, LLC

OFFICIAL USE ONLY
45532
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Westcott Drive
(No. and Street)

Houston (City) Texas (State) 77007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melinda G. LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway Suite 1000 (Address) Houston (City) Texas (State) 77056 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19

OATH OR AFFIRMATION

I, Melinda G. LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westcott Securities, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Melinda G. LeGaye FINOP

Title

Notary Public

DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note D
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Schedule III
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Schedule III
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTCOTT SECURITIES, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

CONTENTS

Harper & Pearson Company Certified Public Accountants

Professional Corporation

INDEPENDENT AUDITOR'S REPORT

To the Members
Westcott Securities, L.L.C.
Houston, Texas

We have audited the accompanying balance sheet of Westcott Securities, L.L.C. as of December 31, 2002 and 2001 and the related statements of income and members' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westcott Securities, L.L.C. as of December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company

Houston, Texas
January 31, 2003

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

WESTCOTT SECURITIES, L.L.C.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash and equivalents	$ 434,492	$ 110,455
Deposit with clearing agent	25,000	25,000
Receivable from clearing agent and other	17,272	16,642
Loan to member	40,000	-
Other assets, net	7,500	15,000
TOTAL ASSETS	$ 524,264	$ 167,097

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
Accounts payable	$ 297,767	$ -
Members' equity	226,497	167,097
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 524,264	$ 167,097

See accompanying notes.

WESTCOTT SECURITIES, L.L.C.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 413,241	$ 319,478
Other income	719,405	58,806
TOTAL REVENUES	1,132,646	378,284
EXPENSES		
Management fees	610,922	135,732
Annuity commissions	209,900	-
Clearing agent fees	135,230	148,138
Exchange fees and membership dues	33,349	24,674
Insurance and bonds	16,235	-
Other operating expenses	67,610	15,830
TOTAL EXPENSES	1,073,246	324,374
NET INCOME	59,400	53,910
MEMBERS' EQUITY, BEGINNING OF PERIOD	167,097	113,187
MEMBERS' EQUITY, END OF PERIOD	$ 226,497	$ 167,097

See accompanying notes.

WESTCOTT SECURITIES, L.L.C.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 59,400	$ 53,910
Adjustments to reconcile net income to net cash provided by operating activities		
Write down of other assets	7,500	
Changes in operating assets and liabilities		
Receivable from clearing agent and other	(630)	(1,870)
Due from related entity	-	58
Accounts payable	297,767	-
Net cash provided by operating activities	364,037	52,098
CASH FLOWS FROM INVESTING ACTIVITIES		
Loan to Member	(40,000)	-
NET INCREASE IN CASH AND EQUIVALENTS	324,037	52,098
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	110,455	58,357
CASH AND EQUIVALENTS AT END OF YEAR	$ 434,492	$ 110,455

See accompanying notes.

NOTE A ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – Westcott Securities, L.L.C. ("the Company") was formed under Texas State Law as a limited liability company. The Company commenced active operations in May, 1998.

Nature of Operations – The Company is licensed as a broker/dealer of securities. It acts in an agency capacity as an introducing broker on a fully-disclosed basis providing brokerage services for its customers through a clearing agent and charging a commission for those services. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(ii). The Company's operations are regulated by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). Its principal market is the general public in the Southeastern region of Texas.

Cash Flow Statement – For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that were not held for sale in the ordinary course of business. These were principally money market funds.

Deposit with Clearing Agent – Deposits with clearing agent, which are cash, are valued at cost which approximates market value.

Commissions and Clearing Fees – Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

The Company contracts with a clearing agent for all securities transactions made on behalf of its customers. The clearing agent clears and settles customers' transactions in exchange for a clearing fee. The Company does not maintain securities or accounts for its customers, but acts only as their broker. Receivable from clearing agent represents the Company's share of commissions for transactions conducted through the clearing agent.

Federal Income Taxes – The Company was formed under state law as a limited liability company. As a limited liability company, it is considered a partnership under the provisions of the Internal Revenue Code of 1986. The Company's income, losses, and tax credits will be included in the individual income tax returns of the Members. Accordingly, the Company does not record a provision for Federal income taxes.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B CASH DEPOSITS WITH CLEARING AGENT

Cash in the amount of $25,000 has been deposited with the Company's clearing agent. The deposit is designed to assure the Company's performance of its obligations under the agreement for services with the clearing agent.

NOTE C NET CAPITAL REQUIREMENTS

Under Rule 15c3-1, the Company must maintain at all times a minimum net capital which consists of the greater $50,000 or 6 2/3% of aggregate indebtedness; the Company's ratio of aggregate indebtedness to net capital cannot exceed 15 to 1. The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2002.

Net Capital - Actual (Schedule I)	$ 169,281
Net Capital - Required (Schedule I)	50,000
Excess Net Capital	$ 119,281
Aggregate Indebtedness to Net Capital	1.76 to 1

The following is a summary of the Company's actual capital compared with required capital amounts as of December 31, 2001.

Net Capital - Actual (Schedule II)	$ 142,548
Net Capital - Required (Schedule II)	50,000
Excess Net Capital	$ 92,548
Aggregate Indebtedness to Net Capital	0.00 to 1

NOTE D STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The basic financial statements do not include the Statement of Changes in Liabilities Subordinated to Claims of General Creditors as there were no such liabilities during 2002 and 2001.

NOTE E RELATED PARTY TRANSACTIONS

The Company executes brokerage transactions for customers referred from an entity related through common ownership. Commissions earned on these transactions are recorded as revenues of the Company.

In addition, the Company has a management fee agreement with the above referenced entity that provides for personnel, facilities, and certain other operating expenses. Management fees incurred by the Company were approximately $611,000 and $136,000 in 2002 and 2001, respectively, and are assessed based upon the Company's ability to pay.

The Company loaned one of its members $40,000, interest due at prime plus 1%, payable in quarterly installments of $4,900 beginning April 1, 2003, final maturity April 1, 2005.

The Company also pays an affiliated company service fee on variable annuity products sold.
In 2002 approximately $210,000 in commissions were paid to the affiliate. No commissions were paid in 2001.

NOTE F CONCENTRATIONS AND CREDIT RISK

Credit Risk – The Company's bank balances, which were approximately $434,000 and $110,000 at December 31, 2002 and 2001 are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include broker-dealers, banks and other financial institutions. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standings of each counter party.

During 2002, sales of annuity products represented approximately 73% of revenues ($715,000). In addition, one customer represented $335,000 of commissions on annuity sales or 30% of revenues. In 2001 annuity sales represented approximately 12% of revenues ($44,000).

WESTCOTT SECURITIES, L.L.C.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

TOTAL MEMBERS' EQUITY	$ 226,497
LESS NONALLOWABLE ASSETS	
Accounts receivable - Clearing Broker	(9,716)
Loan to member	(40,000)
Other assets	(7,500)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	169,281
HAIRCUTS ON SECURITIES	-
NET CAPITAL	169,281
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 119,281

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2002)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 169,281
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 169,281

WESTCOTT SECURITIES, L.L.C.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

TOTAL MEMBERS' EQUITY	$ 167,097
LESS NONALLOWABLE ASSETS	
Accounts receivable - Clearing Broker	(8,799)
Accounts receivable	(750)
Other assets	(15,000)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	142,548
HAIRCUTS ON SECURITIES	-
NET CAPITAL	142,548
MINIMUM NET CAPITAL - GREATER OF:	
6 2/3% aggregate indebtedness	
Minimum dollar requirements of $50,000	50,000
EXCESS OF NET CAPITAL	$ 92,548

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of December 31, 2001)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (Unaudited) FOCUS Report	$ 142,548
RECONCILING ITEMS OR DIFFERENCES	-
NET CAPITAL PER ABOVE	$ 142,548

WESTCOTT SECURITIES, L.L.C.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Harper & Pearson Company Certified Public Accountants
Professional Corporation

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

January 31, 2003

Members
Westcott Securities, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of Westcott Securities, L.L.C. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

One Riverway, Suite 1000 • Houston, Texas 77056 • (713) 622-2310 • Fax (713) 622-5613

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company

Houston, Texas